082-03209

OMV Aktiengesellschaft

Report January – December and Q4 2009



10015357

February 25, 2010
6:30 am (GMT), 7:30 am (CET)

Progressing through a challenging environment

SUPPL

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
553	354	(129)	n.m.	EBIT	1,410	2,340	(40)
568	476	301	58	Clean EBIT	1,590	3,105	(49)
514	413	786	(47)	Clean CCS EBIT [1]	1,418	3,405	(58)
283	103	(208)	n.m.	Net income after minorities	572	1,374	(58)
259	117	302	(61)	Clean CCS net income after minorities [1]	596	1,942	(69)
0.95	0.35	(0.70)	n.m.	EPS in EUR	1.91	4.60	(58)
0.87	0.39	1.01	(61)	Clean CCS EPS in EUR [1]	1.99	6.50	(69)
174	401	515	(22)	Cash flow from operations	1,847	3,214	(43)
–	–	–	n.a.	Dividend per share in EUR [2]	1.00	1.00	0

[1] Clean CCS figures exclude inventory holding effects resulting from the fuels refineries; for CCS definition please refer to page 7
[2] 2009: Proposal to the Annual General Meeting 2010

- **Operating environment has been volatile and challenging:** Trend of quarterly increases in production continued with Q4 production at 327,000 boe/d; average oil price in Q4/09 above Q4/08 and Q3/09 levels; refining margins declined throughout the year with middle distillates particularly hard hit
- **Results down on high level last year:** Clean CCS EBIT decreased by 47% to EUR 413 mn; clean CCS net income after minorities was EUR 117 mn in Q4/09 influenced by higher net interest charges and taxes compared to Q4/08; proposed dividend of EUR 1 per share at previous year's level, which corresponds to a payout ratio of 52%
- **Outlook for 2010:** In E&P we expect production to increase; R&M will continue to face headwinds in all areas; increased focus on G&P will continue

Wolfgang Ruttenstorfer, CEO of OMV:

"In 2009 we managed to put new fields on stream, most importantly Maari in New Zealand and Komsomolskoe in Kazakhstan, which helped to steadily increase quarterly production figures over the course of the year. The downstream environment however, especially in middle distillates, remained particularly challenging with no clear signs of recovery yet. These circumstances have led management to revise the original investment plan for the Romanian refineries and to set up a new framework for the future refining strategy at Petrom. In the G&P business several key projects such as the Nabucco gas pipeline and the gas-fired power plants in Romania and Turkey are making steady progress. The cost position of the Group has been further improved and we are on track to reach the target of cutting OPEX and overhead costs by EUR 300 mn by the end of 2010. The integrated strategy and solid financial structure of OMV have proven to be a strong backbone for the Group in times of global economic turbulence."

Content

3/16



Directors' report (condensed, unaudited)

Financial highlights

Fourth quarter 2009 (Q4/09)

In Q4/09, results were driven by a favorable crude price environment. The Brent price rose steadily, exceeding last year's Q4 average by 34%, and together with positive CCS effects and lower net special charges more than offset the negative impact of a lower OMV indicator refining margin on results. The **Group's reported EBIT** of EUR 354 mn was therefore well above the level of Q4/08. **Petrom's contribution** to reported EBIT was up to EUR 45 mn, as last year's result was burdened by substantial net special charges. The **net financial result** at EUR (112) mn was better than the Q4/08 level, as an improved at-equity contribution of Borealis and Petrol Ofisi more than offset higher net interest charges, which in Q4/09 included a provision for a tax review at Petrom. **Net income after minorities** of EUR 103 mn was up compared to EUR (208) mn in Q4/08. **Clean CCS EBIT** decreased by 47% to EUR 413 mn excluding net special charges of EUR 123 mn. The clean CCS EBIT is stated after eliminating inventory holding gains of EUR 63 mn. **Petrom's clean CCS EBIT** was EUR 137 mn, 13% below last year's level. **Clean CCS net income after minorities** was EUR 117 mn and **clean CCS EPS** was EUR 0.39.

In **Exploration and Production (E&P)**, clean EBIT increased by 87% compared to Q4/08 to EUR 512 mn, mainly due to the favorable oil price environment and slightly higher lifting volumes. With 327,000 boe/d the Group's oil and gas production was almost 3% above Q4/08.

In **Refining and Marketing (R&M)**, clean CCS EBIT at EUR (126) mn was considerably below the level of Q4/08. The refining business was heavily impacted by low middle distillate spreads. Marketing was burdened by lower margins and an overall reduction in sales volumes as an effect of the economic crisis. The petrochemical business suffered from the depressed margin environment.

In **Gas and Power (G&P)**, clean EBIT was down 9%, in view of the lower results at Petrom. Gas supply, marketing and trading faced difficult market conditions as industrial activities remained at a lower level due to the economic downturn. The logistics business benefited from higher volumes in transportation and storage.

January – December 2009

In 2009, the average Brent price in USD was 37% lower than in 2008. Overall, the Group's results suffered from the drop in oil prices, a depressed refining margin environment and decreasing sales volumes driven by the economic downturn in most of OMV's relevant markets. The **Group's reported EBIT** of EUR 1,410 mn was 40% below the level of 2008. The EBIT contribution of **Petrom** increased to EUR 382 mn, mainly due to substantially lower net special charges. The **net financial result** of EUR (228) mn decreased significantly, mainly reflecting the drop in dividend income after the sale of the stake in MOL, the lower contribution from associates and higher net interest charges. **Net income after minorities** of EUR 572 mn was well below last year's level. **Clean CCS EBIT** decreased by 58% to EUR 1,418 mn, excluding net special charges of EUR 180 mn. Clean CCS EBIT is stated after eliminating inventory holding gains of EUR 172 mn. **Petrom's clean CCS EBIT** contribution stood at EUR 440 mn, down by 58%. **Clean CCS net income after minorities** was EUR 596 mn and **clean CCS EPS** was EUR 1.99, 69% below 2008. At the end of December, **net debt** of the Group was EUR 3,314 mn and the **gearing ratio** stood at 33%.

In **E&P**, clean EBIT decreased by 41% compared to 2008, mainly reflecting significantly lower prices, despite volumes remaining at last year's level and the positive hedging result for parts of the 2009 oil production that more than offset the negative hedging result for parts of the 2010 oil production. The Group's oil and gas production stood at 317,000 boe/d, in line with last year's level.

In **R&M**, clean CCS EBIT at EUR (222) mn came in considerably below the level of 2008, reflecting the depressed margin environment in refining further burdened by a drop in overall demand in the marketing business and depressed petrochemical margins.

In **G&P**, clean EBIT decreased by 7%, mainly due to the Doljchim result, which was burdened by low demand and lower prices during 2009. This could not be offset by improved results in gas supply, marketing and trading. The logistics business benefited from good storage demand and higher transportation volumes sold.

Significant events in Q4/09

On November 18, OMV and the Turkish company Doğan Holding terminated negotiations regarding a potential acquisition of Doğan Holding's shares in Petrol Ofisi and agreed to continue their existing stable partnership.

On December 10, OMV announced the sale of its Italian subsidiary OMV Italia S.r.L. to San Marco Petroli, a petroleum company for wholesale trading.

On December 11, Central European Gas Hub and Vienna Stock Exchange started spot trading at their joint gas exchange. The beginning of futures trading is planned for the first half of 2010.

On December 16, Petrom announced several decisions made in order to adapt the business to prosper in a challenging environment. In this regard, Petrom set up the framework for its future refining strategy while also deciding to exit the chemicals sector and to shut down operations at Doljchim by the end of 2010.

On December 18, Petrom reported that it finalized negotiations with Oltchim, the petrochemicals market leader in Southeastern Europe, for the transfer of the petrochemical activities of Arpechim.

Outlook 2010

We expect the Brent oil price to remain volatile during 2010 trading within a range of USD 60-80/bbl, similar to that experienced in H2/09. The Brent-Urals spread is expected to remain tight. Our expectations for the relevant FX rates (EUR-USD, EUR-RON and USD-RON) is also for continuing volatility though a significant change from the average rates for 2009 is not expected. The market for refined products is expected to remain challenging throughout the year 2010. Petrochemical margins will face the additional challenge of new production capacity being brought on stream in the Middle East. Marketing volumes as well as margins are expected to remain under pressure until the broader economy shows clearer signs of improvement. To partly protect the Group's cash flow from the negative impact of lower oil prices in 2010, OMV entered into crude oil hedges in Q2/09 for a volume of 63,000 bbl/d of the 2010 production securing a price floor of USD 54/bbl via the sale of a price cap of USD 75/bbl. After having postponed several investment projects in 2009, OMV plans to increase CAPEX excluding major acquisitions to approximately EUR 2.8 bn in 2010 while staying firmly committed to maintaining its strong investment credit grade rating and a stable financial profile.

In **E&P**, the production target for 2010 has been adjusted to mainly reflect the exclusion of inert gases in reported production in Austria and Pakistan, the expected production limitations caused by the OPEC quota as well as the reassessment of the potential of certain fields developed in Austria and Romania. Production is expected to increase compared to 2009 to approx. 325,000 boe/d, as the new oil fields Maari in New Zealand and Komsomolskoe in Kazakhstan will be on stream for the full year. Those assets will contribute considerably to overall production by reaching their daily plateau production levels. In order to further strengthen its E&P portfolio, OMV plans to drill about 40 exploration and appraisal wells, 25% more than in 2009. Substantial investments will be made in one of OMV's major field development projects, Habban Block S2, in Yemen. Another considerable part of OMV's investment program will be spent in Romania on the compressor station in Hurezani to facilitate gas production from the low pressure wells, on the drilling of development and production wells, well workovers, production facilities and infrastructure. Also the streamlining of the business in Romania will continue. E&P's focus will further be on tight cost control and project prioritization.

In the **R&M** segment, a planned turnaround of the Schwechat crude distillation unit is scheduled for a period of approx. one month in Q2/10. Petrobrazi has a turnaround scheduled for the month of April. Due to the poor margin environment, the Arpechim refinery will be operated as and when market conditions permit. As a result, overall capacity utilization is expected to be below 2009 levels. In 2010, the construction of the "Ethylene Pipeline South" (EPS) is expected to be finalised. This pipeline will strengthen the petrochemical industry in Bavaria (Germany). The exit from the retail business in Italy at the end of 2009 and further sales of tail-end filling stations should lead to an optimized structure of the overall network. Stringent cost management in R&M, together with the streamlining of the organization will support profitability in a generally unfavorable economic environment. At Petrom, the revised Petrobrazi refining investment will be commenced.

In the **G&P** segment, the strong focus on the enhancement of international activities will be maintained, as well as on the extension of the trading business at Central European Gas Hub and at other European gas hubs. The market is expected to provide further growth opportunities as new gas fired power plant projects are announced. In order to establish a backbone for sustainable international growth, diversification of long-term gas supply will be pursued at different entry points in Europe be it via pipeline or LNG. A final investment decision for the Nabucco gas pipeline project is targeted for the end of 2010. As a part of this procedure an open season process is planned which would lead to the first binding transportation contracts. The LNG

projects Gate and Adria LNG are progressing as planned. Further extension of the WAG gas pipeline will continue with the aim of increasing transport capacity by 2011. A new compressor station in Baumgarten and a new gas pipeline between Baumgarten and Auersthal (Austria) will also increase transport capacity from 2011 onwards. The construction of the 800 MW class combined cycle power plant in Brazi (Romania), which was started in 2009, will continue according to project schedule. The ground breaking for a project of similar size in Samsun (Turkey) is planned for H1/10. At Central European Gas Hub AG, the Austrian gas hub platform, the forward market will be implemented in H1/10, following the successful start of the spot trading in December 2009.

At a glance

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
4,719	4,794	5,771	(17)	Sales [1]	17,917	25,543	(30)
492	483	30	n.m.	EBIT E&P [2]	1,450	2,274	(36)
36	(140)	(286)	(51)	EBIT R&M	(143)	(105)	35
46	56	70	(19)	EBIT G&P	235	245	(4)
(22)	(27)	(41)	(33)	EBIT Corporate and Other	(91)	(111)	(18)
1	(18)	98	n.m.	Consolidation	(41)	37	n.m.
553	**354**	**(129)**	**n.m.**	**EBIT Group**	**1,410**	**2,340**	**(40)**
502	512	274	87	Clean EBIT E&P [2,3]	1,517	2,580	(41)
(14)	(126)	357	n.m.	Clean CCS EBIT R&M [3]	(222)	602	n.m.
46	75	83	(9)	Clean EBIT G&P [3]	256	274	(7)
(21)	(29)	(25)	14	Clean EBIT Corporate and Other [3]	(92)	(89)	3
1	(18)	98	n.m.	Consolidation	(41)	37	n.m.
514	**413**	**786**	**(47)**	**Clean CCS EBIT [3]**	**1,418**	**3,405**	**(58)**
533	242	(282)	n.m.	Income from ordinary activities	1,182	2,309	(49)
362	111	(365)	n.m.	Net income	717	1,529	(53)
283	103	(208)	n.m.	Net income after minorities	572	1,374	(58)
259	117	302	(61)	Clean CCS net income after minorities [3]	596	1,942	(69)
0.95	0.35	(0.70)	n.m.	EPS in EUR	1.91	4.60	(58)
0.87	0.39	1.01	(61)	Clean CCS EPS in EUR [3]	1.99	6.50	(69)
174	401	515	(22)	Cash flow from operating activities	1,847	3,214	(43)
0.58	1.34	1.72	(22)	CFPS in EUR	6.18	10.76	(43)
3,152	3,314	3,448	(4)	Net debt	3,314	3,448	(4)
31	33	37	(10)	Gearing in %	33	37	(10)
393	673	906	(26)	Capital expenditures	2,355	3,547	(34)
–	–	–	n.a.	Dividend per share in EUR [4]	1.00	1.00	0
–	–	–	n.a.	ROFA (%)	12	23	(47)
–	–	–	n.a.	ROACE (%)	6	12	(51)
–	–	–	n.a.	ROE (%)	7	16	(52)
36,292	34,676	41,282	(16)	OMV employees	34,676	41,282	(16)
30,553	28,984	35,588	(19)	thereof Petrom group	28,984	35,588	(19)

[1] Sales excluding petroleum excise tax
[2] Excluding intersegmental profit elimination now shown in the new line "Consolidation"; for reasons of comparability 2008 numbers are adjusted accordingly
[3] Adjusted for exceptional, non-recurring items; clean CCS figures exclude inventory holding effects (CCS effects) resulting from the fuels refineries; for reasons of comparability respective 2008 numbers are presented
[4] 2009: Proposal to the Annual General Meeting 2010

Business segments

Exploration and Production (E&P)

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
1,087	1,101	1,065	3	Segment sales	3,797	5,089	(25)
492	483	30	n.m.	EBIT [1]	1,450	2,274	(36)
(11)	(29)	(244)	(88)	Special items	(67)	(307)	(78)
502	512	274	87	Clean EBIT [1]	1,517	2,580	(41)

Q3/09	Q4/09	Q4/08	Δ%	Key performance indicators	2009	2008	Δ%
29.1	30.0	29.2	3	Total hydrocarbon production in mn boe	115.5	115.9	0
317,000	327,000	318,000	3	Total hydrocarbon production in boe/d	317,000	317,000	0
16.1	16.7	15.6	7	Crude oil and NGL production in mn bbl	62.6	60.9	3
73.2	75.0	76.8	(2)	Natural gas production in bcf	297.2	308.0	(4)
68.08	74.53	55.48	34	Average Brent price in USD/bbl	61.67	97.26	(37)
73.38	72.49	56.54	28	Average realized crude price in USD/bbl	60.94	89.74	(32)
78.00	71.21	132.57	(46)	Exploration expenditure in EUR mn	251.85	406.01	(38)
73.05	39.08	128.32	(70)	Exploration expenses in EUR mn	239.05	333.97	(28)
11.95	12.67	13.33	(5)	OPEX in USD/boe	12.02	14.29	(16)

Thereof Petrom group (included above)

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
210	158	(187)	n.m.	EBIT [1]	582	796	(27)
(12)	(40)	(232)	(83)	Special items	(51)	(298)	(83)
221	198	44	n.m.	Clean EBIT [1]	633	1,094	(42)

Q3/09	Q4/09	Q4/08	Δ%	Key performance indicators	2009	2008	Δ%
185,000	187,000	192,000	(3)	Total hydrocarbon production in boe/d	187,000	194,000	(4)
8.4	8.5	8.7	(1)	Crude oil and NGL production in mn bbl	33.5	34.4	(3)
1.3	1.3	1.4	(4)	Natural gas production in bcm [2]	5.3	5.6	(5)
67.88	74.27	54.65	36	Average Urals price in USD/bbl	61.18	94.76	(35)
71.29	69.14	45.75	51	Average realized crude price in USD/bbl	58.86	83.01	(29)
167.48	171.38	170.75	0	Regulated domestic gas price for producers in USD/1,000 cbm	162.38	195.59	(17)
15.12	15.93	17.40	(8)	OPEX in USD/boe	15.06	18.27	(18)

[1] Excluding intersegmental profit elimination; for reasons of comparability 2008 numbers are adjusted accordingly
[2] Reported in bcm, as gas prices in Romania are based on 1,000 cbm

Fourth quarter 2009 (Q4/09)

- **Year-on-year increase in oil price supported Q4/09 results; a weaker USD mitigated this effect to some extent**
- **Production volumes above Q4/08 level: Significant volumes from New Zealand, Habban (Yemen) and Komsomolskoe (Kazakhstan) more than offset the decline in Romania and the UK**
- **Positive OPEX development due to successful cost saving measures leading to an improved overall cost position**
- **Three-year average reserves replacement rate increased from 55% to 71%**

Since Q1/09, OMV has reported its segment results before taking into account the necessary elimination of intersegmental profits. The change in these unrealized profits is reflected in the consolidation adjustment.

Segment sales slightly increased in Q4/09 – despite a weaker USD – mainly due to the favorable oil price environment. The **Brent** price in USD was 34% above the Q4/08 level, while the Group's average **realized crude price** rose by 28% to USD 72.49/bbl reflecting the overall reduction in the positive hedging result vs. Q4/08. The **Urals** crude price, the reference oil price in Romania, increased by 36%. The Group's average **realized gas price** in EUR was 15% below Q4/08 reflecting the gas price

development lagging behind oil prices. **EBIT** increased significantly compared to Q4/08 mainly due to the favorable price situation and lifting volumes slightly above Q4/08 level. Higher lifting volumes in New Zealand, Austria, Kazakhstan and Yemen compensated for lower volumes in Romania, Pakistan and the UK. Exploration expenses, including the write-off of unsuccessful wells in the UK and Ireland, were 70% below the exceptionally high level of Q4/08. The result was to a certain extent burdened by the unrealized loss for hedges entered into in Q2/09 for parts of the 2010 oil production (EUR (11) mn). Hedges established in 2008 for 2009 activities however resulted in a gain of EUR 33 mn in Q4/09. The weaker USD had a negative effect on oil revenues, while the weakening of the RON against the EUR (compared to Q4/08) had a strong favorable impact on RON-denominated costs in EUR terms. Romanian gas prices in EUR terms were adversely affected by the weakening of the Romanian currency since they are fixed in RON. Excluding net special charges of EUR 29 mn, **clean EBIT** was 87% above last year's level. Special charges mainly related to personnel restructuring costs at Petrom as well as material and service write-offs.

Production costs excluding royalties in USD/boe (OPEX) decreased by 5% versus Q4/08. At Petrom, OPEX/boe was down by 8%, as cost saving effects more than offset the negative volume and FX effects at Petrom. **Exploration expenditure** declined by 46% to EUR 71 mn compared to Q4/08, mainly due to reduced exploration activities in Russia, Libya, Romania and the UK and despite an increase in activities in Tunisia and Yemen.

Total production of oil, NGL and gas was above Q4/08 at 327,000 boe/d. **Oil and NGL production** was up by 7% versus Q4/08 primarily due to a higher contribution from New Zealand (production up by 14,000 bbl/d), Habban (Yemen) and Komsomolskoe (Kazakhstan), which more than offset the decrease in Romania, Tunisia and the UK. Production in Libya was at the level of Q4/08. **Gas production** decreased by 2%. Volumes were impacted by the partial shutdown of the local fertilizer industry and other industrial consumers in Romania. Also since Q1/09, non-hydrocarbon gases (inert gases) in Austria and Pakistan are no longer shown as part of production. However, these effects were partly offset by additional volumes from the UK. Lower sales volumes in Romania, Pakistan and the UK were more than offset by higher volumes in New Zealand, Austria, Kazakhstan and Yemen; thus the **total sales quantity** increased by 4%.

Compared to Q3/09, clean EBIT increased by 2%. The result was driven by higher oil prices (both Brent and Urals up by 9%) and the positive hedging result, which however had a lower overall positive impact than in Q3/09. Sales volumes were up by 2% vs. Q3/09, mainly due to higher volumes in Tunisia (Ashtart), Kazakhstan and Austria, which compensated the decline in New Zealand, Libya and Romania. The ramp-up of production at Komsomolskoe (Kazakhstan) had a positive impact on oil production, which also increased mainly in Libya after output curtailments imposed due to OPEC quota have been temporally reallocated amongst the operators. Gas volumes slightly increased due to the completion of planned maintenance works in the sour gas plant Aderklaa (Austria).

January – December 2009

Segment sales decreased significantly due to lower average price levels, despite a stronger USD and sales volumes remaining at last year's level. The Brent crude price decreased by 37% compared to 2008, and the Group's average **realized crude price** was USD 60.94/bbl, a decrease of 32%. The Group's average **realized gas price** was down by 15%, mainly reflecting the falling overall gas price level.

EBIT fell by 36% compared to 2008 mainly due to significantly lower prices, despite volumes at last year's level and the positive hedging result for parts of the 2009 oil production (EUR 176 mn) that more than offset the negative hedging result for parts of the 2010 oil production (EUR (79) mn). EBIT included net special charges of EUR 67 mn mainly related to personnel restructuring costs at Petrom, material and service write-offs, as well as the impairment of exploration licenses in Russia and the Meteor field in the UK. **Clean EBIT** was 41% below last year's level.

Production costs excluding royalties in USD/boe (OPEX) decreased by 16% compared to 2008. At Petrom, OPEX/boe was down by 18%, due to FX-effects (the RON weakened by 21% against the USD) and cost saving measures despite the negative impact of slightly lower production volumes on unit costs. **Exploration expenditure** was down by 38% on 2008, mainly driven by decreased activities at Petrom, in Austria and in the core region North Africa. **Total production** of oil, NGL and gas was in line with last year's level. **Oil and NGL production** was slightly above the level of 2008, mainly due to increased production in New Zealand and Yemen, which compensated for lower volumes in Romania, Libya and the UK. **Gas production** decreased by 4% mainly due to the partial shutdown of the local fertilizer industry and other industrial consumers in Romania as well as reduced volumes in Austria and Pakistan, where non-hydrocarbon gases are no longer shown as part of production. In Austria, however, this effect was more than offset by additional volumes from the Strasshof and Ebenthal fields.

As of December 31, 2009, **proved oil and gas reserves** were 1,188 mn boe (of which 854 mn boe related to Petrom). The proved and probable oil and gas reserves amounted to 1,870 mn boe (Petrom: 1,254 mn boe). This has led to an increase in the three-year average reserves replacement rate to 71% in 2009 (2008: 55%). For the single year 2009 this rate was 85% (2008: 91%).

Refining and Marketing (R&M)

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
3,952	3,609	4,265	(15)	Segment sales	13,900	20,883	(33)
36	(140)	(286)	(51)	EBIT	(143)	(105)	35
27	0	122	(100)	thereof petrochemicals west	40	168	(76)
(4)	(76)	(159)	(52)	Special items	(93)	(408)	(77)
				CCS effects:			
54	63	(484)	n.m.	Inventory holding gains/(losses) [1]	172	(300)	n.m.
(14)	(126)	357	n.m.	Clean CCS EBIT [1]	(222)	602	n.m.

Q3/09	Q4/09	Q4/08	Δ%	Key performance indicators	2009	2008	Δ%
1.30	0.79	7.25	(89)	OMV indicator refining margin in USD/bbl	1.99	6.14	(68)
5.72	5.46	5.53	(1)	Refining input in mn t	22.28	23.76	(6)
83	79	86	(8)	Utilization rate refineries in %	82	86	(5)
5.55	5.32	5.72	(7)	Refining sales volumes in mn t	21.49	22.64	(5)
0.52	0.49	0.46	9	thereof petrochemicals in mn t	2.02	2.13	(5)
4.64	4.24	4.67	(9)	Marketing sales volumes in mn t	17.41	18.45	(6)
2,469	2,433	2,528	(4)	Marketing retail stations	2,433	2,528	(4)

Thereof Petrom group (included above)

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
11	(87)	(273)	(68)	EBIT	(146)	(488)	(70)
1	(75)	(125)	(40)	Special items	(92)	(326)	(72)
				CCS effects:			
26	40	(160)	n.m	Inventory holding gains/(losses) [1]	105	(57)	n.m.
(16)	(52)	11	n.m.	Clean CCS EBIT [1]	(160)	(105)	52

Q3/09	Q4/09	Q4/08	Δ%	Key performance indicators	2009	2008	Δ%
(0.92)	(1.74)	3.95	n.m.	OMV indicator refining margin east in USD/bbl	0.02	1.43	(99)
1.35	1.17	1.55	(24)	Refining input in mn t	5.16	6.12	(16)
67	58	77	(25)	Utilization rate refineries in %	65	77	(16)
1.44	1.21	1.49	(19)	Refining sales volumes in mn t	5.39	5.72	(6)
0.01	0.02	0.03	(53)	thereof petrochemicals in mn t	0.05	0.27	(82)
1.42	1.23	1.54	(20)	Marketing sales volumes in mn t	5.28	5.64	(6)
828	814	819	(1)	Marketing retail stations	814	819	(1)

Refining west: Schwechat (Austria), Burghausen and Bayernoil (Germany)
Refining east: Petrobrazi and Arpechim (Romania)
[1] Current cost of supply (CCS): Clean CCS EBIT eliminates inventory holding gains/losses (CCS effects) resulting from the fuels refineries caused by increasing/decreasing crude oil prices and thus offers a substantially higher transparency of the operative refinery performance; for reasons of comparability respective 2008 numbers are presented

Fourth quarter 2009 (Q4/09)

- **OMV refining margin remains under severe pressure mainly due to weak middle distillate spreads**
- **Increasing crude prices in the course of Q4/09 resulted in positive CCS effects of EUR 63 mn in refining**
- **Petrochemical business was negatively impacted by depressed margins**
- **Marketing business suffered from low demand and lower margins as an effect of the weaker economic environment**

The impact of lower price levels and declining sales volumes led to a 15% decline in **R&M segment sales** compared to Q4/08.

At EUR (126) mn, **clean CCS EBIT** came in considerably below the level of Q4/08, mainly reflecting the sharp drop in refining margins but also provisions relating to a final tax review at Petrom. Net special charges in Q4/09 were EUR 76 mn, mainly related to the impairments of Petrom refining assets as a consequence of the revised investment plan announced in December. Positive CCS effects of EUR 63 mn due to increasing crude prices led to a reported EBIT of EUR (140) mn.

The clean CCS EBIT in **refining** was down compared to Q4/08, mainly reflecting the sharp decline in refining margins. The drop in the OMV indicator refining margin to USD 0.79/bbl (Q4/08: USD 7,25/bbl) was mainly caused

by low middle distillate spreads due to weak demand and high inventories in Europe. The Western refineries of OMV in particular have suffered due to their middle distillate dominated yield structure. Higher cost for own crude oil consumption compared to Q4/08, caused by a higher crude price, additionally burdened the indicator margin. A drop in refining sales volumes further impacted the result. The OMV indicator refining margin east was negative also suffering from depressed middle distillate spreads and higher cost for own crude consumption.

Overall **capacity utilization** stood at 79%. Capacity utilization in refining west was in line with Q4/08 at 89%, whereas at Petrom it declined considerably to 58%, mainly because of the Arpechim refinery being shut down in November due to the unfavorable market environment. In total, **refining sales volumes** were down 7% compared to Q4/08.

The **petrochemicals result west** was far below the level of Q4/08 due to the considerably lower margin environment for ethylene and propylene. Higher sales volumes could only marginally compensate.

The **clean marketing result** was below the level of Q4/08, mainly due to lower margins, and an overall reduction in **marketing sales volumes** and a lower contribution from the non-oil business as an effect of the weak economic environment. As of December 31, 2009, the total number of **retail stations** in the Group declined by 4% compared to the end of December 2008, mainly due to the sale of Austrian stations as part of the ongoing retail network optimization.

Compared to Q3/09, clean CCS EBIT declined because of lower gasoline spreads and higher cost for own crude consumption resulting in a decline of the OMV indicator refining margin by 40%. Furthermore, the contribution from the marketing business was considerably lower due to seasonality, a further decline in market demand and the negative effect from provisions relating to a tax review at Petrom. Petrochemicals performance also suffered from lower volumes and realized margins

January – December 2009

R&M **segment sales** decreased by 33% due to lower price levels and volumes.

Clean CCS EBIT at EUR (222) mn was considerably below last year's level, reflecting the depressed margin environment in refining further burdened by a drop in overall demand in the marketing business and depressed petrochemical margins. In spite of higher positive CCS effects due to increasing crude prices in the course of the year (EUR 172 mn vs. EUR (300) mn in 2008) reported EBIT at EUR (143) mn also declined and included special charges amounting to EUR (93) mn (vs. EUR (408) mn in 2008, which included the impairment of Arpechim and provisions for litigations in Romania). Due to active cost management, restructuring measures and a positive FX effect, costs were reduced in the entire Refining and Marketing segment.

The **refining** result deteriorated significantly compared to 2008. The sharp decline in the OMV indicator refining margin and lower volumes weighed on the result.

Overall **capacity utilization** decreased to 82%, reflecting the low utilization in the Eastern refineries, especially Arpechim, as a consequence of the difficult economic environment weighing on demand.

The **petrochemicals result west** deteriorated compared to 2008, as a result of low product margins in spite of slightly higher sales volumes.

The clean **marketing** result came in below the level of 2008 due to lower margins and lower volumes as a consequence of the economic environment. This could not be offset by reduced overall costs compared to 2008 and the effects of the successful restructuring of the Petrom retail network.

Gas and Power (G&P)

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
505	970	1,299	(25)	Segment sales	3,273	3,798	(14)
46	56	70	(19)	EBIT	235	245	(4)
0	(18)	(13)	45	Special items	(21)	(29)	(29)
46	75	83	(9)	Clean EBIT	256	274	(7)

Q3/09	Q4/09	Q4/08	Δ%	Key performance indicators	2009	2008	Δ%
2.16	4.30	3.94	9	Combined gas sales volumes in bcm	13.06	12.77	2
779,767	929,945	892,546	4	Average storage capacities sold in cbm/h	850,207	802,760	6
19.18	19.98	17.26	16	Total gas transportation sold in bcm	75.29	66.32	14

Thereof Petrom group (included above)

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
(4)	(1)	13	n.m.	EBIT	17	30	(43)
1	(18)	(13)	45	Special items	(21)	(28)	(27)
(4)	17	26	(33)	Clean EBIT	37	58	(35)

Q3/09	Q4/09	Q4/08	Δ%	Key performance indicators	2009	2008	Δ%
270	290	540	(46)	Import price in USD/1,000 cbm	353	440	(20)
167	171	171	0	Regulated gas price for producers in USD/1,000 cbm	162	196	(17)
0.99	1.37	1.32	3	Gas sales volumes in bcm	4.59	5.02	(9)

Fourth quarter 2009 (Q4/09)

- **Improved results and quantities from EconGas compared to Q4/08 despite the difficult economic environment**
- **Logistics business benefits from increased transportation volumes sold and good demand for storage**
- **Result of Petrom's fertilizer plant Doljchim was burdened by low demand and lower prices as well as costs relating to the planned closing**

EBIT decreased by 19% compared to Q4/08, mainly due to lower results in Petrom, where the gas business was burdened by lower margins and Doljchim suffered from costs relating to the planned closure of the plant. The logistics business benefited from higher volumes in transportation and storage. **Clean EBIT** was down 9% and excluded the special items mainly relating to the costs of the planned closing of Doljchim.

Gas supply, marketing and trading faced difficult market conditions as industrial activities remained at a low level due to the macroeconomic environment. Nevertheless, total sales volumes of gas supply, marketing and trading rose by 9% vs. Q4/08. Petrom saw almost stable sales volumes compared to Q4/08 (after the sharp drop in Q4/08 vs. Q4/07) while EconGas increased its sales volumes by 13% compared to Q4/08. This development was driven by lower temperatures, higher international sales volumes achieved through higher volumes of subsidiaries and wholesale deals. The **Petrom** result was burdened by depressed market conditions resulting in slightly lower demand and a reduced margin environment. Import volumes were negatively affected mainly due to a law which grants interruptible consumers the right to source themselves from domestic production only. Therefore Petrom Group sales volumes even slightly increased compared to Q4/08. The price environment showed a decrease in the import price in USD by 46% to USD 290/1,000 cbm, compared to USD 540/1,000 cbm in Q4/08 (also in RON 46% below Q4/08). The average gas price for domestic producers, which is still regulated and constant at RON 495/1,000 cbm since February 2008, was USD 171/1,000 cbm, unchanged from Q4/08.

In **logistics**, the storage business showed stable volumes and higher rates sold due to additional demand and higher available capacities compared to Q4/08. The transportation business reported transportation volumes sold at notably higher levels than in Q4/08 due to the start-up of a new compressor station on the TAG pipeline in Q4/09 and additional capacity sales on the WAG and HAG pipeline.

At **Doljchim**, Petrom's fertilizer plant, the result was burdened by low demand and product prices. In December 2009, Petrom decided to exit the chemical business by the end of 2010. Special items amounting to EUR 18 mn were booked for Doljchim, mainly relating to provisions made for the restructuring, demolition and decontamination of the fertilizer plant.

The construction of the **Brazi power plant** continued according to schedule. Also the power plant project in Samsun, Turkey is in progress. In Q4/09, OMV increased its stake in the construction company Borasco Elektrik to 100%.

Compared to Q3/09 clean EBIT rose by 63% mainly driven by the gas supply, marketing and trading business, which benefited from seasonally higher sales volumes. EconGas' sales volumes benefited from higher international volumes as well as wholesale deals while Petrom's sales volumes profited from a Romanian regulation for interruptible consumers (see above) and off-takes from storage. The logistics business experienced higher transportation volumes sold due to the start-up of the compressor station Weitendorf on the TAG pipeline. The storage business saw the expected seasonal development with high withdrawal rates but also higher volumes sold compared to Q3/09. Reported EBIT of G&P increased by 22%, a significantly lower increase than clean EBIT due to the provisions booked for the closure of Doljchim.

January – December 2009

Clean EBIT was down 7% compared to last year mainly due to the Doljchim result which was burdened by low demand and prices during 2009 but also due to costs related to the development of the power business. This was not fully offset by higher results in gas supply, marketing and trading, which benefited from increased volumes and portfolio optimization measures. Also the logistics business saw good storage demand and higher transportation volumes sold. **EBIT** decreased by 4% compared to 2008 nearly in line with clean EBIT mainly reflecting special charges relating to the provisions for the Doljchim closure in contrast to 2008, where special charges mainly resulted from provisions for litigations and impairments for Doljchim.

Total sales volumes of **gas supply, marketing and trading** increased 2% compared to 2008. EconGas sales volumes rose by 10% mainly through increasing international sales volumes driven by subsidiaries and wholesale deals. In contrast, consolidated gas sales of Petrom decreased by 9% compared to 2008 while total gas consumption in Romania even showed a decline of 15% vs. the previous year. The gas supply marketing and trading result benefited from portfolio optimization and trading activities of EconGas at international hubs, and in Romania from a lower import quota and storage optimization.

The **logistics** business benefited from increased total gas transportation sold, primarily due to the start-up of new compressor stations on the TAG pipeline and additional volumes sold on the WAG and HAG pipeline. High market demand and higher available capacities led to higher storage volumes and rates sold compared to 2008.

Doljchim showed a negative result that was even below 2008, which had been burdened by litigation and impairments. In 2009 demand in domestic as well as in international markets slowed down substantially and led to lower prices. Thus Doljchim temporarily reduced or even shut down production. As a non-core business and due to the poor economic conditions management decided to exit this business. Therefore Petrom will shut down operations of Doljchim by the end of 2010. Provisions related to the closing of Doljchim further burdened the result in 2009. Also clean EBIT of Doljchim turned negative in 2009 compared to a positive result in 2008 reflecting the better economic environment last year.

Group financial statements and notes (condensed, unaudited)

Legal principles and general accounting policies

The consolidated financial statements for 2009 have been prepared in accordance with Austrian law and International Financial Reporting Standards (IFRS), as adopted by the European Union.

Changes in the consolidated Group

Compared with the consolidated financial statements as of December 31, 2008, the consolidated Group changed as follows:

In E&P, OMV (TUNESIEN) Sidi Mansour GmbH, Vienna, is fully consolidated since the beginning of 2009. In Q1/09, OMV (ALBANIEN) Adriatic Sea Exploration GmbH, Vienna, OMV (Bulgaria) Offshore Exploration GmbH, Vienna, OMV Proterra GmbH, Vienna, OMV (RUSSLAND) Exploration & Production GmbH, Vienna, and van Sickle Gesellschaft m.b.H., Vienna, were deconsolidated. As of Q2/09, OMV Upstream International GmbH, Vienna, is fully consolidated, while a 10% interest in Pearl Petroleum Company Limited, Road Town, is consolidated at-equity. Korned LLP, Algabas (Kazakhstan), is fully consolidated since the end of Q4/09.

In R&M, the sale of OMV Bayern GmbH, Burghausen, was finalized as of January 1, 2009.

In G&P, OMV Kraftwerk Haiming GmbH, Haiming, is fully consolidated from Q1/09 onwards. The interest held by the Group in EconGas GmbH, Vienna, and its subsidiaries was raised from 58.81% to 59.26% by the end of March 2009. As of Q2/09, a 40% interest in Enerco Enerji Sanayi ve Ticaret A.Ş., Istanbul, is consolidated at-equity. The 40% interest in Freya Pipeline GmbH & Co. KG, Bonn, is consolidated at-equity since Q4/09. OMV Gas Storage Germany GmbH, Cologne, is fully consolidated since Q4/09. The interest held in Borasco Elektrik Üretim Sanayi ve Ticaret A.Ş., Istanbul, was raised to 100% and is fully consolidated since the end of December 2009.

Income statement (unaudited)

Q3/09	Q4/09	Q4/08	Consolidated income statement in EUR mn	2009	2008
4,718.53	4,794.27	5,770.90	Sales revenues	17,917.27	25,542.60
(64.15)	(57.70)	(62.78)	Direct selling expenses	(212.67)	(238.40)
(3,720.46)	(3,946.91)	(4,921.61)	Production costs of sales	(14,703.60)	(20,704.40)
933.92	**789.66**	**786.51**	**Gross profit**	**3,001.00**	**4,599.80**
47.44	65.18	85.42	Other operating income	223.64	278.37
(195.01)	(226.06)	(266.13)	Selling expenses	(800.12)	(881.62)
(67.92)	(88.18)	(61.86)	Administrative expenses	(299.88)	(279.17)
(73.05)	(39.08)	(128.32)	Exploration expenses	(239.05)	(333.97)
(4.40)	(3.58)	(4.98)	Research and development expenses	(14.44)	(13.64)
(87.82)	(144.33)	(539.90)	Other operating expenses	(461.27)	(1,030.10)
553.16	**353.62**	**(129.26)**	**Earnings before interest and taxes (EBIT)**	**1,409.88**	**2,339.66**
33.75	7.60	(65.86)	Income from associated companies	65.53	117.89
0.24	(0.19)	1.36	Dividend income	11.64	91.58
(64.24)	(114.82)	(71.92)	Net interest income	(297.76)	(213.49)
9.82	(4.52)	(16.76)	Other financial income and expenses	(7.46)	(26.56)
(20.43)	**(111.93)**	**(153.19)**	**Net financial result**	**(228.05)**	**(30.58)**
532.74	**241.69**	**(282.45)**	**Profit from ordinary activities**	**1,181.83**	**2,309.08**
(171.23)	(130.77)	(82.11)	Taxes on income	(464.90)	(780.13)
361.50	**110.92**	**(364.56)**	**Net income for the period**	**716.93**	**1,528.95**
283.41	**103.40**	**(208.14)**	**thereof attributable to owners of the parent**	**571.71**	**1,374.44**
78.10	7.52	(156.42)	thereof attributable to non-controlling interests	145.22	154.51
0.95	**0.35**	**(0.70)**	**Basic earnings per share in EUR**	**1.91**	**4.60**
0.95	0.35	(0.70)	Diluted earnings per share in EUR	1.91	4.60
–	–	–	**Dividend per share in EUR [1]**	**1.00**	**1.00**

[1] 2009: Proposal to the Annual General Meeting 2010

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
33.75	**7.60**	**(65.86)**	**n.m.**	**Income from associated companies**	**65.53**	**117.89**	**(44)**
16.86	4.14	(41.70)	n.m.	thereof Borealis	11.86	91.00	(87)
13.95	1.52	(35.10)	n.m.	thereof Petrol Ofisi	39.59	10.26	n.m.
–	–	–	n.a.	thereof Oberösterreichische Ferngas	–	5.09	n.a.

Statement of comprehensive income (unaudited)

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
361.50	**110.92**	**(364.56)**	**n.m.**	**Net income for the period**	**716.93**	**1,528.95**	**(53)**
(15.72)	(1.24)	(497.91)	(100)	Exchange differences from translation of foreign operations	(175.61)	(667.11)	(74)
2.04	0.66	(601.92)	n.m.	Gains/(losses) on available-for-sale financial assets	622.92	(1,301.71)	n.m.
(20.29)	(115.17)	156.51	n.m.	Gains/(losses) on hedges	(190.77)	110.38	n.m.
8.86	1.00	(35.86)	n.m.	Share of other comprehensive income of associated companies	11.24	(39.70)	n.m.
3.02	21.86	(24.16)	n.m.	Income tax relating to components of other comprehensive income	30.38	(18.86)	n.m.
(22.09)	**(92.90)**	**(1,003.34)**	**(91)**	**Other comprehensive income for the period, net of tax**	**298.17**	**(1,917.00)**	**n.m.**
339.41	**18.02**	**(1,367.90)**	**n.m.**	**Total comprehensive income for the period**	**1,015.10**	**(388.05)**	n.m.
270.62	49.58	(1,114.92)	n.m.	thereof attributable to owners of the parent	1,006.40	(357.83)	n.m.
68.79	(31.56)	(252.99)	(88)	thereof attributable to non-controlling interests	8.70	(30.22)	n.m.

Notes to the income statement

Fourth quarter 2009 (Q4/09)

With a decrease of 17%, **consolidated sales** are lower than the corresponding figure for Q4/08 driven by lower sales volumes and lower gas prices. The **Group's reported EBIT** came to EUR 354 mn, exceeding that for Q4/08 (EUR (129) mn). Higher oil prices, positive inventory holding effects and lower net special charges more than offset weak refining margins. **Petrom group's EBIT** was EUR 45 mn, above Q4/08 (EUR (372) mn), as last year's result was burdened by substantial net special charges. In Q4/09, **net special charges** of EUR 123 mn primarily related to personnel restructuring costs as well as the impairments of Petrom refining assets resulting from the revised investment plan. In addition, positive **CCS effects** of EUR 63 mn were recorded. **Clean CCS EBIT** decreased by 47% to EUR 413 mn; the contribution of Petrom to the Group's clean CCS EBIT was EUR 137 mn, below last year's level.

The **net financial result** of EUR (112) mn improved compared to Q4/08, as the improved at-equity contribution of associates more than compensated for higher net interest charges. Q4/09 interest charges included a provision for interest charges relating to the tax review of Petrom S.A.

Current taxes on Group income of EUR 169 mn and income from **deferred taxes** of EUR 39 mn were recognized in Q4/09. The **effective tax rate** in Q4/09 was 54% (Q4/08: (29)%). This increase mainly related to a strong profit contribution of high-taxed E&P results. Also the provision across EBIT, financial items and tax expenses of approx. EUR 55 mn for Petrom's final tax review for the years 2004 to Q3/08, and lower profit contribution of Petrom further burdened the Group's effective tax rate.

Net income after minorities (i.e. net income attributable to owners of the parent) was EUR 103 mn, compared to EUR (208) mn in Q4/08. Minority interest was EUR 8 mn. **Clean CCS net income after minorities** was EUR 117 mn (Q4/08: EUR 302 mn). **EPS** after minorities for the quarter was at EUR 0.35 and **clean CCS EPS** was at EUR 0.39 (Q4/08: EUR (0.70) and EUR 1.01 respectively).

Compared to Q3/09, sales increased by 2%, mainly driven by rising oil prices and seasonally higher gas sales volumes. The reported EBIT at 354 mn was down vs. Q3/09 (EUR 553 mn), burdened by substantial net special charges and a depressed refining margin environment. The net financial result was lower than in Q3/09, as net interest charges were significantly higher than in the previous quarter partly due to a provision for interest charges relating to the tax review of Petrom S.A. The at-equity results of Borealis and Petrol Ofisi showed the expected seasonal decline. The effective tax rate in Q4/09 increased vs. Q3/09 (54% vs. 32%). A sizeable increase of high-taxed E&P results in combination with decreased Petrom results as well as Petrom's tax review led to this significant increase. Net income after minorities at EUR 103 mn was substantially below Q3/09 (EUR 283 mn). At EUR 117 mn clean CCS net income after minorities decreased vs. Q3/09 (EUR 259 mn).

January – December 2009

The 30% decrease in **consolidated sales** compared to 2008 was mainly driven by lower crude, gas and product prices as well as lower sales volumes due to the economic crisis.

The **Group's EBIT**, at EUR 1,410 mn, was 40% below the level of 2008 mainly due to lower oil prices, a depressed refining margin environment and decreasing R&M sales volumes driven by the economic downturn in most of OMV's relevant markets. The EBIT contribution of **Petrom group** increased to EUR 382 mn despite lower oil prices mainly due to a substantial reduction in net special charges. In 2009, **net special charges** of EUR 180 mn mainly related to personnel restructuring costs, impairments of Petrom refining assets resulting from the revised investment plan and E&P related impairments in Romania, Russia and the UK. In addition, positive **CCS effects** of EUR 172 mn were recognized. **Clean CCS EBIT** decreased by 58% to EUR 1,418 mn; the contribution of Petrom to the Group's clean CCS EBIT was EUR 440 mn, 58% below last year's level.

The **net financial result** at EUR (228) mn came in well below 2008. The at-equity result was negatively impacted by a lower Borealis contribution. Net interest charges were affected by higher compounding interests for provisions, a provision relating to the tax review of Petrom S.A. and a higher average debt level. Additionally, last year's financial result was favored by the MOL dividend income.

Current taxes on Group income of EUR 547 mn and income from **deferred taxes** of EUR 82 mn were recognized in 2009. The **effective tax rate** was 39% (2008: 34%). This increase mainly reflects the tax effect related to the new contracts in Libya further combined with a relatively higher contribution of high-taxed E&P results. The disposal of the MOL shares as well as the provisions across EBIT, financial items and tax expenses of approx. EUR 55 mn for Petrom's final tax review additionally increased the Group's effective tax rate.

Net income after minorities was EUR 572 mn, well below 2008 (EUR 1,374 mn). Minority interests were EUR 145 mn. **Clean CCS net income after minorities** was EUR 596 mn (2008: EUR 1,942 mn). **EPS** after minorities was at EUR 1.91, **clean CCS EPS** was at EUR 1.99 (2008: EUR 4.60 and EUR 6.50 respectively).

Balance sheet, capital expenditure and gearing (unaudited)

Consolidated balance sheet in EUR mn	Dec. 31, 2009	Dec. 31, 2008
Assets		
Intangible assets	812.39	807.46
Property, plant and equipment	11,370.40	10,421.49
Investments in associated companies	2,214.97	1,955.10
Other financial assets	1,173.03	2,124.66
Other assets	45.05	42.59
Non-current assets	**15,615.85**	**15,351.29**
Deferred taxes	**177.60**	**140.30**
Inventories	2,324.76	2,172.93
Trade receivables	1,934.64	1,999.79
Other financial assets	402.38	697.96
Income tax receivables	70.79	76.91
Other assets	159.14	176.36
Cash and cash equivalents	674.54	700.09
Non-current assets held for sale	55.51	60.36
Current assets	**5,621.77**	**5,884.39**
Total assets	**21,415.21**	**21,375.98**
Equity and liabilities		
Capital stock	300.00	300.00
Reserves	7,798.32	7,099.08
OMV stockholders' equity	**8,098.32**	**7,399.08**
Non-controlling interests	1,936.47	1,964.17
Total equity	**10,034.79**	**9,363.24**
Provisions for pensions and similar obligations	883.84	931.78
Bonds	1,475.93	488.12
Interest-bearing debts	1,720.73	2,038.21
Provisions for decommissioning and restoration obligations	1,801.73	1,678.79
Other provisions	259.73	283.07
Other financial liabilities	200.10	399.32
Other liabilities	11.71	13.93
Non-current liabilities	**6,353.76**	**5,833.21**
Deferred taxes	**295.10**	**363.17**
Trade payables	2,141.53	2,141.07
Bonds	310.00	–
Interest-bearing debts	363.88	1,606.51
Provisions for income taxes	101.46	85.42
Other provisions	418.62	552.35
Other financial liabilities	502.87	415.41
Other liabilities	868.22	1,007.46
Liabilities associated with assets held for sale	24.99	8.15
Current liabilities	**4,731.57**	**5,816.36**
Total equity and liabilities	**21,415.21**	**21,375.98**

Notes to the balance sheet as of December 31, 2009

Capital expenditure reflects the announced reduction in investment due to the current challenging environment and therefore decreased to EUR 2,355 mn (2008: EUR 3,547 mn). Substantially lower CAPEX in the E&P as well as R&M segments was partly offset by higher CAPEX in the G&P and Corporate and Other (Co&O) segments.

E&P invested EUR 1,500 mn (2008: EUR 2,328 mn), mainly in field developments in Romania, New Zealand, Austria, the UK, Kazakhstan and Yemen as well as in the acquisition of a 10% share in Pearl Petroleum Company Limited. CAPEX in the **R&M** segment amounted to EUR 347 mn (2008: EUR 894 mn); this mainly comprised investments in quality enhancement projects in Austria and Romania as well as the construction and remodeling of filling stations. CAPEX in the **G&P** segment of EUR 381 mn (2008: EUR 243 mn) related mainly to investments regarding the acquisition of 40% shares in two Turkish companies (Enerco Enerji Sanayi ve Ticaret A.Ş. and Borasco Elektrik Üretim Sanayi ve Ticaret A.Ş. respectively). Furthermore, investments in the construction of the power plant in Brazi, Romania, and the WAG pipeline expansion project contributed to the increasing investments in the G&P segment. CAPEX in the **Co&O** segment was EUR 127 mn (2008: EUR 82 mn). This increase can mainly be attributed to investments in the new Petrom headoffice, "Petrom City", in Bucharest.

Compared to year-end 2008, this CAPEX led to a slight increase of **total assets** by EUR 39 mn or 0.2% to EUR 21,415 mn. The biggest offsetting change was the reduction in other non-current financial assets by EUR 952 mn. This decline was mainly caused by the sale of the investment in the Hungarian oil and gas company MOL.

Equity increased by approximately 7%, which also reflects the revaluation (EUR +579 mn) of the MOL stake to the sales price. The Group's **equity ratio** thus increased to 47% on December 31, 2009 compared with 44% at the end of 2008.

The **total number of own shares** held by the company amounted to 1,219,695 (December 31, 2008: 1,252,899).

Short- and long-term borrowings, bonds and financial leases stood at EUR 3,989 mn on December 31, 2009 (December 31, 2008: EUR 4,148 mn). Cash and cash equivalents decreased to EUR 675 mn (December 31, 2008: EUR 700 mn). OMV reduced its **net debt** position slightly to EUR 3,314 mn, compared to EUR 3,448 mn at the end of 2008. In April and June 2009, OMV issued two Eurobonds with a total volume of EUR 1,250 mn. The first Eurobond was issued in April with a maturity of five years and a total volume of EUR 1,000 mn. The maturity of the Eurobond issued in June is seven years with a volume of EUR 250 mn. The bonds were issued out of OMV's Euro Medium Term Note Program (EMTN). Furthermore, the borrowings include EUR 555 mn resulting from the issue of German loan notes (Schuldscheindarlehen).

At the end of December the **gearing ratio** stood at 33.0% (December 31, 2008: 36.8%).

Cash flows (unaudited)

Q3/09	Q4/09	Q4/08	Summarized statement of cash flows in EUR mn	2009	2008
361.50	110.92	(364.56)	Net income for the period	716.93	1,528.95
331.16	394.28	356.54	Depreciation and amortization including write-ups	1,319.55	1,286.95
(7.54)	(38.85)	(56.94)	Deferred taxes	(85.60)	(56.69)
0.61	(10.23)	4.96	Losses/(gains) on the disposal of non-current assets	5.28	6.56
(4.38)	34.26	162.71	Net change in long-term provisions	(48.28)	98.55
(88.25)	104.92	72.64	Other adjustments	96.14	(137.54)
593.12	**595.30**	**175.35**	**Sources of funds**	**2,004.02**	**2,726.79**
(264.43)	(38.62)	648.95	(Increase)/decrease in inventories	(196.68)	167.38
(95.49)	(153.88)	679.26	(Increase)/decrease in receivables	(120.64)	479.21
(91.05)	(8.23)	(955.43)	(Decrease)/increase in liabilities	281.44	(334.19)
31.79	6.85	(32.94)	(Decrease)/increase in short-term provisions	(121.40)	175.06
173.94	**401.42**	**515.20**	**Net cash from operating activities**	**1,846.74**	**3,214.24**
			Investments		
(535.93)	(477.27)	(668.64)	Intangible assets and property, plant and equipment	(2,206.46)	(3,229.98)
(141.50)	(58.08)	(135.15)	Investments, loans and other financial assets including changes in short-term financial assets	(522.81)	(110.16)
–	(3.46)	(354.78)	Acquisitions of subsidiaries and businesses net of cash acquired [1]	(13.27)	(355.86)
			Disposals		
55.61	41.70	9.99	Proceeds from sale of non-current assets	1,532.69	266.57
–	–	(3.90)	Proceeds from the sale of subsidiaries, net of cash disposed	–	25.03
(621.82)	**(497.12)**	**(1,152.49)**	**Net cash used in investing activities**	**(1,209.86)**	**(3,404.40)**
(11.84)	3.67	822.97	(Decrease)/increase in long-term borrowings	1,048.46	1,660.21
14.68	(175.64)	(163.46)	(Decrease)/increase in short-term borrowings	(1,370.89)	(905.00)
–	0.53	(0.41)	(Repurchase)/sale of treasury shares	0.93	0.86
–	–	–	Dividends paid	(335.97)	(547.09)
2.85	**(171.45)**	**659.10**	**Net cash from financing activities**	**(657.47)**	**208.98**
(1.53)	0.25	(17.54)	Effect of exchange rate changes on cash and cash equivalents	(4.96)	(18.30)
(446.58)	**(266.90)**	**4.28**	**Net (decrease)/increase in cash and cash equivalents**	**(25.55)**	**0.52**
1,388.01	941.43	695.81	Cash and cash equivalents at beginning of period	700.09	699.56
941.43	**674.54**	**700.09**	**Cash and cash equivalents at end of period**	**674.54**	**700.09**

[1] Includes EUR 328.5 mn from the acquisition of assets of Petromservice S.A. in 2008 (in Q1/08 reported under "Intangible assets and property, plant and equipment")

Notes to the cash flows

In 2009, **free cash flow** (defined as net cash from operating activities less net cash used in investing activities) showed an inflow of funds of EUR 637 mn (2008: outflow EUR 190 mn). Dividends of EUR 336 mn were paid out in 2009 to OMV shareholders and non-controlling interests (2008: EUR 547 mn). **Free cash flow less dividend payments** resulted in a cash inflow of EUR 301 mn (2008: cash outflow EUR 737 mn).

The inflow of funds from net income, adjusted for non-cash items such as depreciation, net change of provisions, non-cash income from investments and other positions, was EUR 2,004 mn (2008: EUR 2,727 mn); **net working capital** generated a cash outflow of EUR 157 mn (2008: cash inflow EUR 487 mn).

Cash flow from investing activities (outflow of EUR 1,210 mn; 2008: EUR 3,404 mn) includes – besides payments for investments in intangible assets and property, plant and equipment as well as in financial assets (EUR 2,743 mn) – the cash inflow from the sale of the MOL shares (EUR 1,400 mn). **Cash flow from financing activities** reflected an outflow of funds amounting to EUR 658 mn (2008: inflow of funds of EUR 209 mn), mostly consisting of dividend payments. Also included in this sum are repayments of long-term and short-term financing as well as an increase of EUR 555 mn resulting from the issue of German loan notes and the cash inflow from the Eurobonds issue (EUR 1,250 mn).

Condensed statement of changes in equity (unaudited)

in EUR mn	Share capital	Capital reserves	Revenue reserves	Other reserves [1]	Treasury shares	OMV stockholders' equity	Non-controlling interests	Total equity
January 1, 2009	**300.00**	**783.31**	**7,310.09**	**(980.33)**	**(14.00)**	**7,399.08**	**1,964.17**	**9,363.24**
Total comprehensive income for the period			571.71	434.68		1,006.40	8.70	1,015.10
Dividends paid			(298.76)			(298.76)	(37.20)	(335.97)
Sale of own shares		0.33			0.61	0.93		0.93
Change non-controlling interests			(9.32)			(9.32)	0.80	(8.52)
December 31, 2009	**300.00**	**783.64**	**7,573.72**	**(545.65)**	**(13.39)**	**8,098.32**	**1,936.47**	**10,034.79**

in EUR mn	Share capital	Capital reserves	Revenue reserves	Other reserves [1]	Treasury shares	OMV stockholders' equity	Non-controlling interests	Total equity
January 1, 2008	**300.00**	**782.38**	**6,318.29**	**751.94**	**(13.93)**	**8,138.69**	**2,200.83**	**10,339.52**
Total comprehensive income for the period			1,374.44	(1,732.27)		(357.83)	(30.22)	(388.05)
Dividends paid			(373.45)			(373.45)	(173.63)	(547.09)
Repurchase of own shares					(0.45)	(0.45)		(0.45)
Sale of own shares		0.93			0.38	1.31		1.31
Effects from business combinations in stages			1.33			1.33	4.75	6.08
Change non-controlling interests			(10.52)			(10.52)	(37.56)	(48.07)
December 31, 2008	**300.00**	**783.31**	**7,310.09**	**(980.33)**	**(14.00)**	**7,399.08**	**1,964.17**	**9,363.24**

[1] Other reserves contain exchange differences from the translation of foreign operations, unrealized gains and losses from hedges and available-for-sale financial assets as well as the share of associates' other comprehensive income

Dividends

On May 13, 2009, the Annual General Meeting approved the payment of a dividend of EUR 1.00 per share, resulting in a total dividend payment of EUR 299 mn to OMV shareholders, compared to EUR 373 mn the year before. This represents a reduction of 20% compared to the dividend payment for 2007 and is consistent with our conservative financing structure in the significantly more challenging market environment we are currently facing. Dividend payments to minorities amounted to EUR 37 mn in 2009.

Segment reporting

Intersegmental sales

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
806.15	856.57	815.52	5	Exploration and Production	2,965.13	4,065.95	(27)
6.20	6.55	9.81	(33)	Refining and Marketing	25.60	46.10	(44)
12.34	24.57	34.49	(29)	Gas and Power	67.89	123.24	(45)
79.85	101.67	101.10	1	Corporate and Other	343.35	360.46	(5)
904.55	**989.36**	**960.91**	**3**	**Total**	**3,401.98**	**4,595.75**	**(26)**

Sales to external customers

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
280.75	244.78	249.47	(2)	Exploration and Production	832.11	1,023.15	(19)
3,945.85	3,602.51	4,254.74	(15)	Refining and Marketing	13,874.80	20,837.26	(33)
492.27	945.62	1,264.14	(25)	Gas and Power	3,205.14	3,675.10	(13)
(0.34)	1.35	2.55	(47)	Corporate and Other	5.21	7.09	(26)
4,718.53	**4,794.27**	**5,770.90**	**(17)**	**Total**	**17,917.27**	**25,542.60**	**(30)**

Total sales

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
1,086.90	1,101.35	1,064.99	3	Exploration and Production	3,797.24	5,089.10	(25)
3,952.05	3,609.07	4,264.55	(15)	Refining and Marketing	13,900.41	20,883.36	(33)
504.62	970.19	1,298.62	(25)	Gas and Power	3,273.03	3,798.34	(14)
79.51	103.02	103.65	(1)	Corporate and Other	348.57	367.55	(5)
5,623.08	**5,783.63**	**6,731.81**	**(14)**	**Total**	**21,319.24**	**30,138.35**	**(29)**

Segment and Group profit

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
491.53	482.52	30.12	n.m.	EBIT Exploration and Production [1]	1,449.97	2,273.67	(36)
35.55	(139.60)	(285.82)	(51)	EBIT Refining and Marketing	(142.77)	(105.47)	35
46.37	56.40	69.83	(19)	EBIT Gas and Power	235.05	244.64	(4)
(21.63)	(27.47)	(41.00)	(33)	EBIT Corporate and Other	(91.06)	(110.51)	(18)
551.83	**371.85**	**(226.87)**	**n.m.**	**EBIT segment total**	**1,451.19**	**2,302.33**	**(37)**
1.33	(18.23)	97.61	n.m.	Consolidation: Elimination of intercompany profits	(41.31)	37.34	n.m.
553.16	**353.62**	**(129.26)**	**n.m.**	**OMV Group EBIT**	**1,409.88**	**2,339.66**	**(40)**
(20.43)	**(111.93)**	**(153.19)**	**(27)**	**Net financial result**	**(228.05)**	**(30.58)**	**n.m.**
532.74	**241.69**	**(282.45)**	**n.m.**	**OMV Group Profit from ordinary activities**	**1,181.83**	**2,309.08**	**(49)**

[1] Excluding intersegmental profit elimination now shown in the new line "Consolidation"; for reasons of comparability 2008 numbers are adjusted accordingly

Assets [1]

in EUR mn	Dec. 31, 2009	Dec. 31, 2008
Exploration and Production	6,818.90	6,219.23
Refining and Marketing	4,213.41	4,383.63
Gas and Power	889.46	438.87
Corporate and Other	261.02	187.21
Total	**12,182.80**	**11,228.95**

[1] Segment assets consist of intangible assets and property, plant and equipment

Other notes

Significant transactions with related parties

Business transactions in the form of supplies of goods and services take place on a constant and regular basis with the associated companies Borealis AG and Bayernoil Raffineriegesellschaft mbH.

Subsequent events

Please refer to the explanations given within the section Outlook of the Directors' report. A 10 year bond with a notional amount of EUR 500 mn was issued on February 10, 2010.

Declaration of the management

We confirm to the best of our knowledge that the preliminary and unaudited consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group Directors' report gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties the Group faces.

Vienna, February 25, 2010

The Executive Board



Wolfgang Ruttenstorfer
Chairman



Gerhard Roiss
Deputy Chairman



Werner Auli



David C. Davies



Helmut Langanger

Further information

EBIT breakdown

EBIT

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
492	483	30	n.m.	Exploration and Production [1]	1,450	2,274	(36)
36	(140)	(286)	(51)	Refining and Marketing	(143)	(105)	35
46	56	70	(19)	Gas and Power	235	245	(4)
(22)	(27)	(41)	(33)	Corporate and Other	(91)	(111)	(18)
1	(18)	98	n.m.	Consolidation	(41)	37	n.m.
553	**354**	**(129)**	**n.m.**	**OMV Group reported EBIT**	**1,410**	**2,340**	**(40)**
(15)	**(123)**	**(431)**	**(72)**	**Special items [2]**	**(180)**	**(765)**	**(76)**
(4)	(48)	(68)	(30)	thereof: Personnel and restructuring	(54)	(125)	(57)
(12)	(77)	(72)	6	Unscheduled depreciation	(119)	(250)	(52)
2	9	3	174	Asset disposal	22	31	(29)
2	–	(232)	n.a.	Provision for litigation Petrom	–	(358)	n.a
(2)	(7)	(61)	(89)	Other	(29)	(63)	(54)
54	**63**	**(484)**	**n.m.**	**CCS effects: Inventory holding gains/(losses) [3]**	**172**	**(300)**	**n.m.**
514	**413**	**786**	**(47)**	**OMV Group clean CCS EBIT [3]**	**1,418**	**3,405**	**(58)**
502	512	274	87	thereof: Exploration and Production [1]	1,517	2,580	(41)
(14)	(126)	357	n.m.	Refining and Marketing CCS [3]	(222)	602	n.m.
46	75	83	(9)	Gas and Power	256	274	(7)
(21)	(29)	(25)	14	Corporate and Other	(92)	(89)	3
1	(18)	98	n.m.	Consolidation	(41)	37	n.m.

[1] Excluding intersegmental profit elimination; for reasons of comparability 2008 numbers are adjusted accordingly
[2] Special items are added back or deducted from EBIT; for more details please refer to each specific segment
[3] Clean CCS figures exclude inventory holding effects (CCS effects) resulting from the fuels refineries; for reasons of comparability respective 2008 numbers are presented

EBITD

Q3/09	Q4/09	Q4/08	Δ%	in EUR mn	2009	2008	Δ%
710	688	242	184	Exploration and Production [1]	2,250	2,927	(23)
130	29	(161)	n.m.	Refining and Marketing	303	453	(33)
52	63	77	(18)	Gas and Power	263	281	(6)
(9)	(15)	(28)	(46)	Corporate and Other	(42)	(65)	(36)
1	(18)	98	n.m.	Consolidation	(41)	37	n.m.
884	**747**	**228**	**n.m.**	**OMV Group**	**2,734**	**3,633**	**(25)**

[1] Excluding intersegmental profit elimination; for reasons of comparability 2008 numbers are adjusted accordingly

Economic environment: Oil prices and exchange rates


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Q1/09
Q2/09
Q3/09
Q4/09
Brent
EUR-RON
EUR-USD
Rebased to 100

According to the IEA, **world crude oil demand** dropped by 1.5% to 84.9 mn bbl/d in 2009. While OECD countries showed the steepest decline since the beginning of the 1980s (greater than -4%), non-OECD demand was up by 2%. **Global oil production** was down by 2% or 1.7 mn bbl/d resulting in stable crude oil reserves. OPEC's market share declined to less than 40%, producing 28.5 mn bbl/d of crude oil and 4.9 mn bbl/d of NGL. OECD oil production stagnated at 19.3 mn bbl/d, while output was significantly up in Russia, the Caspian Region and in South America.

The average **Brent price** in 2009 was USD 61.67/bbl, 37% below the level of 2008. Brent crude traded at USD 40/bbl at the beginning of the year and until mid-March volatility was low with no clear trend emerging. Brent advanced from then on – although it recorded temporary reductions in prices at the start of July and in early September – reaching a level of just below USD 80/bbl in mid-November. The average **Urals price** in 2009 was USD 61.18/bbl, 35% below 2008. In 2009, crude price movements had little to do with the realities of the physical market, such as shrinking demand or growing idle capacities and inventories. Prospects of economic recovery, the search for hedges against USD weakness and inflation as well as low interest rates were the main motives for moving into oil futures. The ongoing contango also led to increased arbitraging and stock building, especially in middle distillates. As a result, middle distillates were down about 40% in EUR terms on the Rotterdam product market, compared to reductions of just 30% in the prices of other product groups. Due to growing inventories and shrinking demand refining margins dropped by over 60% year-on-year and capacity utilization decreased.

The average **EUR-USD** exchange rate was 1.395 compared to 1.471 in 2008, i.e. a 5% stronger USD. The **Romanian Leu (RON)** weakened in 2009 against the EUR to an average of 4.240/EUR, 15% below 2008 levels.

Q3/09	Q4/09	Q4/08	Δ%		2009	2008	Δ%
68.08	74.53	55.48	34	Average Brent price in USD/bbl	61.67	97.26	(37)
67.88	74.27	54.65	36	Average Urals price in USD/bbl	61.18	94.76	(35)
1.430	1.478	1.317	12	Average EUR-USD FX-rate	1.395	1.471	(5)
4.226	4.268	3.818	12	Average EUR-RON FX-rate	4.240	3.683	15
2.956	2.888	2.899	0	Average USD-RON FX-rate	3.048	2.520	21
3.26	2.82	8.82	(68)	NWE refining margin in USD/bbl	3.23	8.23	(61)
1.65	1.56	5.59	(72)	Med Urals refining margin in USD/bbl	2.08	5.54	(62)

Source: Reuters

Stock watch



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OMV
ATX
FTSE Global Energy
FTSEurofirst 100
Q1/09
Q2/09
Q3/09
Q4/09
Rebased to 100

After a volatile performance with no clear trend in Q3/09, the OMV share price experienced a strong rebound in Q4/09. It reached its quarterly low of EUR 26.32 on October 5, and afterwards advanced to a quarterly high of EUR 30.70 on December 30. Thus, overall the price for OMV shares on the Vienna Stock Exchange increased by 11% in Q4/09, outperforming the general market trend.

International markets showed a weaker picture with single digit growth of the FTSEurofirst 100 (up by 4%), the Dow Jones (up by 7%) and the Nikkei (up by 4%). The FTSE Global Energy Index (composed of the largest oil and gas companies worldwide) gained 5%, while the Austrian blue-chip index ATX was down by 5%.

ISIN: AT0000743059	Market capitalization (December 31)	EUR 9,173 mn
Vienna Stock Exchange: OMV	Last (December 31)	EUR 30.70
Reuters: OMV.VI	Year's high (June 10)	EUR 31.00
Bloomberg: OMV AV	Year's low (January 23)	EUR 18.02
ADR Level I: OMVKY	Shares outstanding (December 31)	298,780,305
	Shares outstanding (weighted) in Q4/09	298,763,196
ISIN: AT0000341623	3.750% OMV bond (2003-2010)	
ISIN: XS0422624980	6.250% OMV bond (2009-2014)	
ISIN: XS0434993431	5.250% OMV bond (2009-2016)	
ISIN: XS0485316102	4.375% OMV bond (2010-2020)	

Abbreviations

bbl: barrel(s), i.e. 159 liters; bcf: billion cubic feet; bcm: billion cubic meters; bn: billion; boe: barrels of oil equivalent; boe/d: boe per day; cbm: cubic meter; CCS: current cost of supply; Co&O: Corporate and Other; E&P: Exploration and Production; EPS: earnings per share; EUR: euro; FX: foreign exchange; G&P: Gas and Power; LNG: liquefied natural gas; m: meter; mn: million; n.a.: not available; n.m.: not meaningful; NGL: natural gas liquids; NWE: North-West European; R&M: Refining and Marketing including petrochemicals; RON: Romanian leu; t: metric tons; TRY: Turkish lira; USD: US dollar

OMV contacts

Angelika Altendorfer-Zwerenz, Investor Relations — Tel. +43 1 40440-21600; e-mail: investor.relations@omv.com
Michaela Huber, Press Office — Tel. +43 1 40440-21661; e-mail: media.relations@omv.com
Homepage: www.omv.com